UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 11, 2013**
(DATE OF EARLIEST EVENT REPORTED)	**February 11, 2013**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On February 11, 2013, the Registrant issued a press release providing information on its results of operations for the fourth quarter and year ending December 31, 2012. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.

   (d)   Exhibits:

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release, issued February 11, 2013, providing information on results of operations for the fourth quarter and year ending December 31, 2012.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP
By: Boardwalk GP, LP,
     its general partner
By: Boardwalk GP, LLC,
     its general partner
          By: */s/ Jamie L. Buskill*
               Jamie L. Buskill
               Senior Vice President, Chief Financial and
               Administrative Officer and Treasurer


Dated: February 11, 2013

Exhibit 99.1

News Release



BOARDWALK ANNOUNCES FOURTH QUARTER 2012 RESULTS

ALSO ANNOUNCES QUARTERLY DISTRIBUTION OF $0.5325 PER UNIT

HOUSTON, February 11, 2013 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today that it has declared a quarterly cash distribution per common unit of $0.5325 ($2.13 annualized) payable on February 28, 2013, to unitholders of record as of February 21, 2013.

The Partnership also announced its results for the fourth quarter and year ended December 31, 2012, which included the following items:

• Operating revenues of $325.7 million for the quarter and $1,185.0 million for the year ended December 31, 2012, an 8% and 4% increase from $301.0 million and $1,142.9 million in the comparable 2011 periods;

• Net income of $90.1 million for the quarter and $306.0 million for the year ended December 31, 2012, a 26% and 41% increase from $71.6 million and $217.0 million in the comparable 2011 periods;

• Earnings before interest, taxes, depreciation and amortization (EBITDA) of $197.8 million for the quarter and $726.5 million for the year ended December 31, 2012, a 16% and 18% increase from $170.4 million and $617.4 million in the comparable 2011 periods; and

• Distributable cash flow of $143.3 million for the quarter and $499.6 million for the year ended December 31, 2012, a 2% and 19% increase from $140.1 million and $418.7 million in the comparable 2011 periods.

Operating revenues for the fourth quarter of 2012 increased $24.7 million compared to the fourth quarter of 2011, driven by $25.6 million of revenues contributed from the Partnership's recent acquisitions, Boardwalk Louisiana Midstream, LLC (Louisiana Midstream) and Boardwalk HP Storage Company, LLC (HP Storage). Operating expenses increased $6.2 million, primarily as a result of the acquisitions of Louisiana Midstream and HP Storage.

Operating results on a year-to-date basis were impacted by the revenue and expense factors discussed above. The 2011 operating expenses included a $28.8 million material and supplies impairment, a $5.0 million charge related to a fire at a compressor station near Carthage, Texas, and $9.2 million of gains from the sale of storage gas.

Capital Program

Growth capital expenditures were $147.1 million and maintenance capital expenditures were $79.8 million for the year ended December 31, 2012.

Conference Call

The Partnership has scheduled a conference call for February 11, 2013, at 9:00 a.m. Eastern time to review the fourth quarter and annual results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (866) 272-9941 for callers in the U.S. or (617) 213-8895 for callers outside the U.S. The PIN number to access the call is 56922529.

Replay

An online replay will be available on the Boardwalk website immediately following the call.

Historical Financial Information

On December 1, 2011, HP Storage, a joint venture between the Partnership and an affiliate of its general partner, acquired the assets of Petal Gas Storage, LLC (Petal), and Hattiesburg Gas Storage Company, LLC (Hattiesburg). In the first quarter 2012, the Partnership acquired the remaining equity ownership interest from an affiliate of its general partner. The transaction was accounted for as a transaction between entities under common control, therefore, the Partnership's 2011 financial statements have been recast as though the Partnership had fully consolidated HP Storage from the date of acquisition.

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements to assess the Partnership's ability to make cash distributions to its unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2012	2011	2012	2011
Net Income	$ **90.1**	$ 71.6	$ **306.0**	$ 217.0
Income taxes	**0.1**	0.1	**0.5**	0.4
Depreciation and amortization	**67.5**	58.4	**252.3**	227.3
Interest expense	**40.4**	40.4	**168.4**	159.9
Interest income	**(0.3)**	(0.1)	**(0.7)**	(0.4)
Loss on early retirement of debt	**—**	—	**—**	13.2
EBITDA	**197.8**	170.4	**726.5**	617.4
Less:				
Cash paid for interest, net of capitalized interest [1]	**27.5**	23.1	**169.8**	172.7
Maintenance capital expenditures [2]	**28.5**	34.0	**79.8**	94.6
Other [3]	**0.1**	0.2	**0.4**	0.6
Add:				
Cash received for settlements [4]	**—**	9.6	**10.4**	9.6
Proceeds from sale of operating assets	**0.4**	14.0	**5.9**	31.5
Net (gain) loss on disposal of assets	**0.3**	1.5	**(2.3)**	(2.4)
Asset impairment	**0.9**	1.9	**9.1**	30.5
Distributable Cash Flow	$ **143.3**	$ 140.1	$ **499.6**	$ 418.7

(1) The year ended December 31, 2012, includes payments of $9.6 million related to the settlements of interest rate derivatives and the year ended December 31, 2011, includes premium payments of $21.0 million related to the early extinguishment of debt.

(2) The year ended December 31, 2011, includes $14.3 million of maintenance capital expenditures related to the fire at a compressor station near Carthage, Texas.

(3) Includes non-cash items such as the equity component of allowance for funds used during construction.

(4) Represents proceeds received related to insurance recoveries associated with a fire at a compressor station near Carthage, Texas, and a legal settlement.

About Boardwalk

Boardwalk Pipeline Partners, LP (NYSE: BWP) is a midstream master limited partnership that provides transportation, storage, gathering and processing of natural gas and liquids for its customers. Boardwalk and its subsidiaries own and operate approximately 14,410 miles of natural gas and liquids pipelines and underground storage caverns with an aggregate working gas capacity of approximately 201 billion cubic feet and liquids capacity of approximately 20 million barrels. Boardwalk is a subsidiary of Loews Corporation (NYSE: L), which holds 55% of Boardwalk's equity, excluding incentive distribution rights. Additional information about the Partnership can be found on its website at www.bwpmlp.com.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2012	2011	**2012**	2011
Operating Revenues:				
Gas transportation	$ **284.6**	$ 280.6	$ **1,058.3**	$ 1,067.2
Parking and lending	**7.9**	3.5	**28.0**	12.0
Gas storage	**27.7**	14.7	**84.7**	52.2
Other	**5.5**	2.2	**14.0**	11.5
Total operating revenues	**325.7**	301.0	**1,185.0**	1,142.9
Operating Costs and Expenses:				
Fuel and gas transportation	**27.5**	24.1	**79.4**	102.8
Operation and maintenance	**47.1**	45.9	**166.2**	169.0
Administrative and general	**30.2**	35.3	**115.3**	137.2
Depreciation and amortization	**67.5**	58.4	**252.3**	227.3
Asset impairment	**0.9**	1.9	**9.1**	30.5
Net loss (gain) on disposal of operating assets	**0.3**	1.5	**(2.3)**	(2.4)
Taxes other than income taxes	**22.0**	22.2	**91.2**	89.3
Total operating costs and expenses	**195.5**	189.3	**711.2**	753.7
Operating income	**130.2**	111.7	**473.8**	389.2
Other Deductions (Income):				
Interest expense	**39.5**	38.4	**161.5**	151.9
Interest expense - affiliates	**0.9**	2.0	**6.9**	8.0
Loss on early retirement of debt	**—**	—	**—**	13.2
Interest income	**(0.3)**	(0.1)	**(0.7)**	(0.4)
Miscellaneous other expense (income), net	**(0.1)**	(0.3)	**(0.4)**	(0.9)
Total other deductions	**40.0**	40.0	**167.3**	171.8
Income before income taxes	**90.2**	71.7	**306.5**	217.4
Income taxes	**0.1**	0.1	**0.5**	0.4
Net Income	$ **90.1**	$ 71.6	$ **306.0**	$ 217.0
Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$ **0.38**	$ 0.36	$ **1.37**	$ 1.09
Class B units	$ **0.14**	$ 0.11	$ **0.36**	$ 0.14
Cash distribution declared and paid to common units	$ **0.5325**	$ 0.5275	$ **2.1275**	$ 2.095
Cash distribution declared and paid to class B units	$ **0.30**	$ 0.30	$ **1.20**	$ 1.20
Weighted-average number of units outstanding:				
Common units	**207.4**	175.7	**191.9**	173.3
Class B units	**22.9**	22.9	**22.9**	22.9

BOARDWALK PIPELINE PARTNERS, LP
NET INCOME PER UNIT RECONCILIATION
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2012, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs	
Net income	$	90.1						
Add: Net loss attributable to predecessor equity		(1.5)						
Net income attributable to limited partner unitholders and general partner		91.6						
Declared distribution	$	128.2	$	110.6	$	6.9	$	10.7
Assumed allocation of undistributed net loss		(36.6)		(32.3)		(3.6)		(0.7)
Assumed allocation of net income attributable to limited partner unitholders and general partner	$	91.6	$	78.3	$	3.3	$	10.0
Weighted-average units outstanding				207.4		22.9		
Net income per unit			$	0.38	$	0.14		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2011, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs	
Net income	$	71.6						
Add: Net loss attributable to predecessor equity		(3.2)						
Net income attributable to limited partner unitholders and general partner		74.8						
Declared distribution		114.0	$	98.1	$	6.8	$	9.1
Assumed allocation of undistributed net loss		(39.2)		(34.0)		(4.3)		(0.9)
Assumed allocation of net income	$	74.8	$	64.1	$	2.5	$	8.2
Weighted average units outstanding				175.7		22.9		
Net income per unit			$	0.36	$	0.11		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2012, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs	
Net income	$	306.0						
Add: Net loss attributable to predecessor equity		(2.2)						
Net income attributable to limited partner unitholders and general partner		308.2						
Declared distribution	$	493.1	$	424.3	$	27.5	$	41.3
Assumed allocation of undistributed net loss		(184.9)		(162.0)		(19.2)		(3.7)
Assumed allocation of net income attributable to limited partner unitholders and general partner	$	308.2	$	262.3	$	8.3	$	37.6
Weighted-average units outstanding				191.9		22.9		
Net income per unit			$	1.37	$	0.36		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2011, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$	217.0					
Add: Net loss attributable to predecessor equity		(3.2)					
Net income attributable to limited partner unitholders and general partner		220.2					
Declared distribution		431.6	$	371.6	$ 27.5	$	32.5
Assumed allocation of undistributed net loss		(211.4)		(183.0)	(24.2)		(4.2)
Assumed allocation of net income	$	220.2	$	188.6	$ 3.3	$	28.3
Weighted average units outstanding				173.3	22.9		
Net income per unit			$	1.09	$ 0.14		

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
            Molly Ladd Whitaker, 866-913-2122
            Director of Investor Relations and Corporate Communications

            Or

            Jamie Buskill, 713-479-8082
            Senior VP, Chief Financial and Administrative Officer